UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from July 1, 2004 to December 31, 2004

Commission file number: 000-16723

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Respironics, Inc.

Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the six-month period ended December 31, 2004 and the years ended June 30, 2004 and June 30, 2003.

Pages
Report of Independent Registered Public Accounting Firm.	1

Audited Financial Statements and Supplemental Schedule	2-9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this transition report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN
By /s/ William R. Wilson
William R. Wilson
Plan Administrator

Dated: June 27, 2005

Respironics, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004, June 30, 2004, and June 30, 2003, and
for the Six-month period Ended December 31, 2004, and for the Years Ended June 30, 2004
and June 30, 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Respironics, Inc. Retirement Savings Plan
Murrysville, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of December 31, 2004, June 30, 2004, and June 30, 2003, and the related statements of changes in net assets available for benefits for the six-month period ended December 31, 2004, and for the years ended June 30, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, June 30, 2004, and June 30, 2003, and the changes in its net assets available for benefits for the six-month period ended December 31, 2004 and for the years ended June 30, 2004, and 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of period) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 10, 2005

Respironics, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	June 30
	2004	2004	2003

Assets
Investments, at fair value	$70,068,610	$62,799,236	$45,844,106

Receivables:
Participants’ contributions	109,756	321,246	225,815
Employer’s contributions	38,940	307,467	262,342

	148,696	628,713	488,157

Liabilities
Due to broker for securities purchased	(3,736)	(2,822)	(5,247)

Net assets available for benefits	$70,213,570	$63,425,127	$46,327,016

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Six-Month
	Period Ended	Years Ended June 30
	December 31, 2004	2004	2003

Net assets available for benefits at beginning of period	$63,425,127	$46,327,016	$36,639,254

Contributions:
Participants’	3,793,031	6,380,914	5,459,924
Employer’s:
Cash	1,310,658	2,613,922	2,228,070
Stock	—	—	140,625

Transfers from other plans	—	1,057,709	2,936,753

Investment income	744,676	453,243	386,153

Net realized and unrealized appreciation in fair value of investments	2,730,562	9,746,620	1,304,742

Participant withdrawals	(1,790,484)	(3,154,297)	(2,768,505)

Net increase	6,788,443	17,098,111	9,687,762

Net assets available for benefits at end of period	$70,213,570	$63,425,127	$46,327,016

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Valuation of Investments

The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted redemption values on the last business day of the period. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the period. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

In August 2004, the Plan was amended to, among other things, increase the maximum amount a participant may contribute to the Plan from 30% to 75% of their compensation. Additionally, the Plan was restated in its entirety for participants’ ease of understanding. Also beginning September 1, 2004, Respironics, Inc. common stock is no longer an available investment fund for participant contributions.

Effective with the Plan’s six-month period ended December 31, 2004, the Plan’s fiscal year-end was changed from June 30 to December 31.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Contributions

Employees of Respironics, Inc. and participating subsidiaries (the Company), upon date of hire, are eligible to participate in, and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 75% of their compensation through payroll deductions, subject to certain limitations. The plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s compensation, as defined by the Plan. The participant and company matching contributions are funded in cash on a biweekly basis among the available investment options based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. No discretionary contributions were made during the six-month period ended December 31, 2004, or the plan years ended June 30, 2004 or 2003.

Investments

Participants may elect to invest their salary deferral contributions in any one of the available investment options or may split their contributions among these options. Individual accounts are established for each plan participant and are credited for participant and company contributions and an allocation of earnings based on the participant’s account balance.

Termination and Vesting

Participants become immediately vested in company matching and any discretionary contributions. Upon termination of service, participants receive their entire salary deferral contributions and the Company’s matching and any discretionary contributions through a lump-sum payment at termination or at a future date of their choosing (except for amounts under $1,000 that are paid at termination).

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age
59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant’s account balances would be distributed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Loans

The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the participant’s vested account balance. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any one time.

3. Plan Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31		June 30
	2004		2004		2003

American Century Small Company Fund	$3,546,903		—	*	—	*
Fidelity Contrafund	19,932,096		—	*	—	*
Fidelity Diversified International Fund	8,023,642		—	*	—	*
Fidelity Freedom 2020 Fund	9,658,080		—	*	—	*
Fidelity Managed Income Portfolio	6,902,035		—	*	—	*
Fidelity Mid-Cap Stock Fund	4,060,799		—	*	—	*
PIMCO Total Return Fund	3,554,782		—	*	—	*
Respironics, Inc. common stock	7,977,928		$9,647,429		$6,001,151
PNC Investment Contract Fund	—	*	6,721,311		6,274,852
American Balanced Fund	—	*	8,250,758		6,044,437
Aim Basic Value Fund	—	*	9,261,459		6,681,830
Blackrock Intermediate Government Class A	—	*	1,768,867	*	2,355,782
Janus Adviser International Fund	—	*	3,392,984		2,000,990	*
Janus Adviser Worldwide Fund	—	*	2,897,101	*	2,365,140
Growth Fund of America	—	*	7,390,776		4,569,670
Invesco Dynamics K Fund	—	*	3,702,131		3,239,498

*	Investment balance represents less than 5% of the Plan’s net assets and is shown for comparative purposes only.

All investments are participant directed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Plan Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	Six-Month Period	Years Ended
	Ended December 31	June 30
	2004	2004	2003

Registered investment companies	$3,484,921	$5,531,885	$537,338
Common stock	(735,844)	3,572,324	478,636
Common collective funds	(18,515)	642,411	288,768

	$2,730,562	$9,746,620	$1,304,742

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 8, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions With Parties in Interest

The Plan changed its trustee and record keeper from PNC to Fidelity Investments (Fidelity) effective September 1, 2004. Certain plan investments represent shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party in interest. Additionally, prior to the Plan’s change of trustee and record keeper, PNC also qualified as a party in interest. Fees paid by the Plan to Fidelity for tax preparation services totaled $4,400 for the six-month period ended December 31, 2004. Additionally, fees paid to PNC, prior to the change in trustee and record keeper, for investment advisor and management services were $9,166, $47,926, and $44,250 during the six-month period ended December 31, 2004, and the years ended June 30, 2004 and 2003, respectively.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest (continued)

All administrative expenses of the Plan are paid by Plan participants, except for tax preparation and audit fees which are paid by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Acquisition

On April 11, 2002, the Company acquired 100% of the outstanding common stock of Novametrix Medical Systems Inc. (Novametrix), a leading cardiopulmonary monitoring company that develops, manufactures, and markets proprietary state-of-the-art noninvasive monitors, sensors, and disposable accessories. Novametrix employees became eligible to participate in the Respironics, Inc. Retirement Savings Plan. On April 11, 2002, the Company’s Board of Directors approved the termination of the Novametrix Medical Systems Inc. 401(k) Savings and Retirement Plan (the Novametrix Plan). In connection therewith, the Company obtained a final determination letter from the Internal Revenue Service dated May 9, 2003, regarding this termination. In conjunction with these events, Novametrix employees either received a distribution from their plan or rolled their participant accounts into the Respironics, Inc. Retirement Savings Plan.

At various times from August 2002 through September 30, 2003, the accounts of former participants in the Novametrix Plan were transferred into the Respironics, Inc. Retirement Savings Plan.

Respironics, Inc. Retirement Savings Plan

EIN 25-1304989 Plan #: 001

Schedule H, Line 4i — Schedule of Assets
(Held at End of Period)

December 31, 2004

	Number of
Description of Investments	Shares/Units	Market Value

Fidelity Funds*:
Fidelity Contrafund	351,288	$19,932,096
Fidelity Diversified International Fund	280,155	8,023,642
Fidelity Mid-Cap Stock Fund	173,168	4,060,799
Fidelity Freedom Income Fund	750	8,451
Fidelity Managed Income Portfolio	6,902,035	6,902,035
Fidelity Freedom 2005 Fund	20	215
Fidelity Freedom 2010 Fund	124,549	1,696,351
Fidelity Freedom 2015 Fund	8,467	93,558
Fidelity Freedom 2020 Fund	691,840	9,658,080
Fidelity Freedom 2025 Fund	25,753	290,492
Fidelity Freedom 2030 Fund	72,954	1,027,188
Fidelity Freedom 2035 Fund	9,960	113,943
Fidelity Freedom 2040 Fund	11,054	91,416
American Century Small Company Fund	348,077	3,546,903
PIMCO Total Return Fund	333,157	3,554,782
Spartan US Equity Index Fund	29,844	1,279,096

Respironics, Inc. common stock*	146,761	7,977,928
Interest bearing cash	342,154	342,154
Participant loans (interest rates: 5.00% -10.50%)*		1,469,481

		$70,068,610

*	Indicates a party in interest.

Respironics, Inc.
Retirement Savings Plan

Transition Report on Form 11-K
For the Six-Month Period Ended December 31, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Consent of Independent Registered Public Accounting Firm, filed herewith.